February 24, 2006


John P. Rielly
Chief Financial Officer
Amerada Hess Corporation
1185 Avenue of the Americas
New York, New York 10036

	Re:	Amerada Hess Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 14, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005
Filed May 6, 2005, August 5, 2005 and November 7, 2005
Response Letter Dated February 16, 2006
		File No. 1-1204

Dear Mr. John P. Rielly:

      We have reviewed your filings and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Interest Capitalization

1. We have reviewed your response to prior comment number two and your revised proposed disclosure. Please explain why you believe all conditions required to continue to capitalize interest expense are present up to "the time of first production." Specifically address paragraph 17 of SFAS 34 in your response and expand your disclosure to clarify this.



Note 16 Guarantees and Contingencies, page 67

2. We note your response to prior comment three and your proposed disclosure indicating that you assess the likelihood of loss in accordance with SFAS 5. However, it is unclear from your proposed disclosure that you have addressed the degree of probability of an unfavorable outcome. We further request that you modify your disclosure to use the terms defined in SFAS 5 to explain how you apply you accounting policy for loss contingencies. Refer to paragraph 8, 10 and 37 of SFAS 5.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   	You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.



								Sincerely,



								Jill S. Davis
								Branch Chief
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John P. Rielly
Chief Financial Officer
February 24, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010